UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012
Commission File Number 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2012.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
10000000	**TOTAL ASSETS**	**1,991,572,085**	**2,006,163,624**	**1,901,832,268**
11000000	**TOTAL CURRENT ASSETS**	**344,177,670**	**354,439,084**	**307,894,254**
11010000	CASH AND CASH EQUIVALENTS	107,968,371	114,368,236	131,182,925
11020000	SHORT-TERM INVESMENTS	0	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	0	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0	0
11030000	TRADE RECEIVABLES, NET	106,914,615	108,534,310	73,253,779
11030010	TRADE RECEIVABLES	108,640,149	110,185,712	74,810,632
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,725,534	-1,651,402	-1,556,853
11040000	OTHER RECEIVABLES, NET	48,952,614	46,124,360	47,633,604
11040010	OTHER RECEIVABLES	48,952,614	46,124,360	47,633,604
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11050000	INVENTORIES	48,690,351	45,193,759	36,786,565
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	31,651,719	40,218,419	19,037,381
11060010	PREPAYMENTS	0	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	13,289,987	15,562,439	19,037,381
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	18,361,732	24,655,980	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,647,394,415**	**1,651,724,540**	**1,593,938,014**
12010000	ACCOUNTS RECEIVABLE, NET	0	0	0
12020000	INVESTMENTS	13,437,231	15,646,163	13,520,255
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	10,736,962	12,913,363	11,116,081
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
12020040	OTHER INVESTMENTS	2,700,269	2,732,800	2,404,174
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,622,387,063	1,626,332,659	1,573,271,615
12030010	LAND AND BUILDINGS	1,014,327,585	986,611,057	876,132,294
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,555,470,630	1,550,869,574	1,504,610,454
12030030	OTHER EQUIPMENT	68,164,316	67,136,596	61,087,876
12030040	ACCUMULATED DEPRECIATION	-1,146,802,122	-1,113,984,639	-997,372,951
12030050	CONSTRUCTION IN PROGRESS	131,226,654	135,700,071	128,813,942
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	10,397,490	9,618,819	6,197,428
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	1,460,584	1,534,905	1,726,000
12060031	CONCESSIONS	0	0	0
12060040	OTHER INTANGIBLE ASSETS	8,936,906	8,083,914	4,471,428
12070000	DEFERRED TAX ASSETS	1,172,631	126,899	948,716
12080000	OTHER NON-CURRENT ASSETS	0	0	0
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED CHARGES	0	0	0
12080050	OTHER	0	0	0
20000000	**TOTAL LIABILITIES**	**1,819,746,362**	**1,859,262,613**	**1,646,571,833**
21000000	**TOTAL CURRENT LIABILITIES**	**245,222,673**	**253,481,558**	**207,171,409**
21010000	BANK LOANS	78,208,834	79,801,994	73,997,547
21020000	STOCK MARKET LOANS	28,686,609	30,695,455	15,557,070
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	56,523,703	53,313,171	43,474,439
21050000	TAXES PAYABLE	66,284,134	65,770,460	52,565,900
21050010	INCOME TAX PAYABLE	60,137,864	60,538,239	45,666,979

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount	HOME PREVIOUS YEAR Amount
21050020	OTHER TAXES PAYABLE	6,146,270	5,232,221	6,898,921
21060000	OTHER CURRENT LIABILITIES	15,519,393	23,900,478	21,576,453
21060010	INTEREST PAYABLE	0	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	0	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	15,519,393	23,900,478	21,576,453
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,574,523,689**	**1,605,781,055**	**1,439,400,424**
22010000	BANK LOANS	172,361,124	191,644,361	186,773,323
22020000	STOCK MARKET LOANS	464,373,930	478,821,413	386,653,661
22030000	OTHER LIABILITIES WITH COST	0	0	0
22040000	DEFERRED TAX LIABILITIES	27,981,805	27,569,363	27,826,503
22050000	OTHER NON-CURRENT LIABILITIES	909,806,830	907,745,918	838,146,937
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	845,119,201	843,461,658	782,077,466
22050050	PROVISIONS	57,393,957	56,456,619	51,427,358
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	7,293,672	7,827,641	4,642,113
30000000	**TOTAL EQUITY**	**171,825,723**	**146,901,011**	**255,260,435**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	171,825,723	146,901,011	255,260,435
30030000	CAPITAL STOCK	49,604,800	49,604,800	49,604,800
30040000	SHARES REPURCHASED	0	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	182,177,343	182,177,343	182,177,343
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-31,576,094	-65,457,194	23,710,692
30080010	LEGAL RESERVE	987,535	987,535	987,535
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	-66,444,772	25,678,248	22,723,157
30080040	NET INCOME FOR THE PERIOD	33,881,143	-92,122,977	0
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-28,380,326	-19,423,938	-232,400
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-26,031,268	-26,031,268	0
30090030	FOREING CURRENCY TRANSLATION	-1,655,197	2,738,392	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-693,861	3,868,938	-232,400
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 MARCH 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	86,067,175	90,336,890	62,871,561
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	529,145,564	552,056,397	470,530,200
91000030	CAPITAL STOCK (NOMINAL)	0	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	16,741,310	8,768,815	3,110,359
91000060	NUMBER OF EXECUTIVES (*)	0	0	0
91000070	NUMBER OF EMPLOYEES (*)	150,152	150,561	147,368
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	0	0	0
91000100	REPURCHASED SHARES (*)	0	0	0
91000110	RESTRICTED CASH (1)	0	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**411,325,474**	**411,325,474**	**352,700,118**	**352,700,118**
40010010	SERVICES	1,675,315	1,675,315	1,233,623	1,233,623
40010020	SALE OF GOODS	409,650,159	409,650,159	351,466,495	351,466,495
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**189,902,616**	**189,902,616**	**168,733,706**	**168,733,706**
40021000	GROSS PROFIT	221,422,858	221,422,858	183,966,412	183,966,412
40030000	**GENERAL EXPENSES**	**26,306,614**	**26,306,614**	**19,741,757**	**19,741,757**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**195,116,244**	**195,116,244**	**164,224,655**	**164,224,655**
40050000	**OTHER INCOME (EXPENSE), NET**	**52,590,670**	**52,590,670**	**27,319,061**	**27,319,061**
40060000	**OPERATING PROFIT (LOSS) (*)**	**247,706,914**	**247,706,914**	**191,543,716**	**191,543,716**
40070000	FINANCE INCOME	934,022,922	934,022,922	300,454,815	300,454,815
40070010	INTEREST INCOME	739,170	739,170	633,513	633,513
40070020	GAIN ON FOREIGN EXCHANGE, NET	929,514,384	929,514,384	289,630,633	289,630,633
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	3,769,368	3,769,368	10,190,669	10,190,669
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	901,462,713	901,462,713	291,350,675	291,350,675
40080010	INTEREST EXPENSE	8,649,531	8,649,531	7,829,750	7,829,750
40080020	LOSS ON FOREIGN EXCHANGE, NET	888,309,243	888,309,243	279,314,059	279,314,059
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	4,503,939	4,503,939	4,206,866	4,206,866
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**32,560,209**	**32,560,209**	**9,104,140**	**9,104,140**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	158,695	158,695	303,236	303,236
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**280,425,818**	**280,425,818**	**200,951,092**	**200,951,092**
40120000	INCOME TAX EXPENSE	246,544,675	246,544,675	199,413,430	199,413,430
40120010	CURRENT TAX	246,544,675	246,544,675	199,413,430	199,413,430
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**33,881,143**	**33,881,143**	**1,537,662**	**1,537,662**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**33,881,143**	**33,881,143**	**1,537,662**	**1,537,662**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	33,881,143	33,881,143	1,537,662	1,537,662

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX) **CONSOLIDATED**

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011

(Thousand Pesos) **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**33,881,143**	**33,881,143**	**1,537,662**	**1,537,662**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	0	0	0	0
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**-8,956,400**	**-8,956,400**	**-1,468,110**	**-1,468,110**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-8,956,400**	**-8,956,400**	**-1,468,110**	**-1,468,110**

40300000	**TOTAL COMPREHENSIVE INCOME**	**24,924,743**	**24,924,743**	**69,552**	**69,552**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	24,924,743	24,924,743	69,552	69,552

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	35,075,756	35,075,756	32,473,247	32,473,248
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,617,054	0
92000040	OPERATING PROFIT (LOSS) (**)	931,572	0
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	0	0
92000060	NET PROFIT (LOSS) (**)	-59,779	0
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	0	0

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**280,425,818**	**200,951,092**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	40,694,257	40,622,324
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	35,075,756	32,473,248
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	2,326,982	2,465,405
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-158,423	-303,236
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	3,449,942	5,986,907
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	-45,120,996	-5,813,474
50040010	(+) ACCRUED INTEREST	8,582,036	7,755,739
50040020	(+) EXCHANGE FLUCTUATION	-53,703,032	-13,569,213
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50050000	**CASH FLOWS BEFORE INCOME TAX**	**275,999,079**	**235,759,942**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-251,804,410	-208,068,549
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	521,353	-28,581,391
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-5,352,626	1,348,198
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-4,477,751	-2,690,267
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	3,210,532	4,320,477
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-558,722	8,016,151
50060060	+(-) INCOME TAXES PAID OR RETURNED	-245,147,196	-190,481,717
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**24,194,669**	**27,691,393**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-36,935,078	-26,485,853
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-36,429,357	-26,441,216
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-505,721	-44,637
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	8,018,320	-7,321,229
50090010	+ BANK FINANCING	55,640,932	3,750,000
50090020	+ STOCK MARKET FINANCING	27,770,400	24,970,003
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-53,273,635	-26,225,435
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-12,606,160	-482,540
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-9,513,217	-9,333,257
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-4,722,089**	**-6,115,689**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-1,677,776**	**-785,723**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	114,368,236	131,182,925
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**107,968,371**	**124,281,513**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2012**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	**49,604,800**	**0**	**0**	**0**	**182,177,343**	**987,535**	**22,723,157**	**-232,400**	**255,260,435**	**0**	**255,260,435**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	11,164	0	0	0	11,164	0	11,164
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	1,537,700	-1,468,138	69,562	0	69,562
BALANCE AT MARCH 31, 2011	**49,604,800**	**0**	**0**	**0**	**182,188,507**	**987,535**	**24,260,857**	**-1,700,538**	**255,341,161**	**0**	**255,341,161**
BALANCE AT JANUARY 1, 2012	**49,604,800**	**0**	**0**	**0**	**182,177,343**	**987,535**	**-66,444,729**	**-19,423,926**	**146,901,023**	**0**	**146,901,023**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	33,881,100	-8,956,400	24,924,700	0	24,924,700
BALANCE AT MARCH 31, 2012	**49,604,800**	**0**	**0**	**0**	**182,177,343**	**987,535**	**-32,563,629**	**-28,380,326**	**171,825,723**	**0**	**171,825,723**

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

May 14, 2012

Analysis and Review on the Administration of the Operations and Financial Results of the Company

First Quarter 2012 Summary

Total sales amounted to $411.3 billion.

Crude oil production averaged 2,537 MMbd.

EBITDA recorded an increase of 25.0% due to increased revenues.

Taxes paid increased 23.6%, amounting to $246.5 billion (U.S.$19.2 billion).

PEMEX recorded a net income of $33.9 billion, as a result of a positive comprehensive financing result of $32.6 billion, which was partially offset by an increase in taxes and duties paid.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the first quarter of 2012, sales revenues increased by 16.6% primarily as a result of:

- an increase of 20.6% in the average price of the Mexican crude oil basket, from U.S.$92.16 per barrel in the first quarter of 2011, to U.S.$111.10 per barrel in the same period of 2012. This was partially offset by a 10.0% decrease in the volume of crude oil exports, which recorded an average volume of 1,235 Mbd during the quarter;
- an increase of 15.3% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢261.83 per gallon to U.S.¢301.84;
- higher prices for domestic products sold, including gasoline (Magna up 11.6%, Premium 5.2%), diesel (11.1%), fuel oil (43.6%), jet fuel (20.9%) and asphalt (38.8%), as well as increases in sales volumes of the following products were recorded: premium gasoline (26.5%), diesel (4.3%), fuel oil (5.5%) and jet fuel (7.5%);
- and an increase in the volume of sales of some products.

Domestic Sales

Domestic sales increased by 13.5%, amounting to $203.6 billion (U.S.$ 15.8 billion) in the first quarter of 2012 due to higher volume and prices in domestic products sold such as gasoline, diesel, fuel oil, jet fuel, and asphalt, primarily.

Exports

During the first quarter of 2012, export sales increased by 19.7%, to $206.0 billion (U.S.$ 16.0 billion) as compared to the same period of 2011.

The $33.9 billion variation was primarily due to higher prices of the Mexican crude oil basket in the international markets. The average price per barrel was of U.S. $111.10 in 2012, as compared to U.S.$92.16 in 2011.

Cost of Sales

Cost of sales, during the first quarter of 2012, increased by 12.5% to $189.9 billion, as compared to the same period of 2011. The increase in cost of sales is primarily due to:

- a 12.5% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;
- an increase in operating expenses mainly due to increases in the costs of personal services (15.5%), materials (48.8%), auxiliary services payable to third parties (86.3%), and liabilities provisions;
- an increase in depreciation (7.6%), amortization (7.8%), preservation and maintenance expenses (45.6%), as well as in inventory variation; and
- these increased expenses were partially offset by a 25.6% decrease the net cost of employee benefits during the period.

General expenses, which are composed of distribution expenses and administrative expenses, decreased by 33.3%.

Distribution expenses increased by 7.6%, primarily due to a 21.7% increase in operating expenses, mainly in personal services and freight charges. This was partially offset by a 15.1% decrease the net cost of employee benefits during the period and a 13.9% decrease in preservation and maintenance expenses.

Moreover, beginning 2012, the net cost of employee benefits corresponding to retired personnel was reclassified into administrative expenses. As a result, total administrative expenses are comprised as follows: $11,816 in administrative expenses and $7,001 in the net cost of employee benefits during the period.

Other Revenue (Expenses)

The 92.5% increase recorded in other revenues during the first quarter of 2012 is primarily due to a 92.9% increase in the IEPS credit.

Comprehensive Financing Result

The comprehensive financing result recorded a positive variation of $23.5 billion, as a result of:

- an exchange gain, due to the greater appreciation of the Mexican peso against the U.S. dollar, as compared to the one recorded during the same period of the previous year. As of December 31, 2011, the exchange rate was $13.9904 per U.S. dollar, while as of March 31, 2012, the exchange rate was $12.8489 per U.S. dollar, representing an 8.9% appreciation in the value of the Mexican peso in U.S. dollar terms; and
- this was partially offset by higher interest expense, as a result of unrealized losses on financial instruments.

Net Income

During the first quarter of 2012, PEMEX recorded a net income of Ps. 33.9 billion, primarily as a result of an increase in sales, and a positive comprehensive financing result, which were partially offset by an increase in taxes and duties.

Current Assets

As of March 31, 2012, current assets decreased by 2.9% as compared to December 31, 2011, amounting to $344.2 billion. This was primarily due to decreases in cash and cash equivalents, derivative financial instruments and available for sale investments due to variations in its fair value. The previous was partially offset by an increase in inventories.

Property, plant and equipment

Property, plant and equipment decreased by 0.2%, amounting to $1,622.4 billion, as compared to December 31, 2011.

Current Liabilities

Current liabilities decreased by 3.3% to $245.2 billion from January 1 to March 31, 2012, primarily due to a decrease in short-term debt of $3.6 billion, and a decrease of $8.4 billion in accounts and accrued expenses payable. The former was partially offset by an increase of $3.2 billion in accounts payable to suppliers, and an increase of $0.5 billion in taxes and duties payable.

Equity

As of March 31, 2012, PEMEX recorded positive equity totaling $ 171.8 billion, as compared to $146.9 billion as of December 31, 2011.

OPERATING RESULTS OF THE FOURTH QUARTER OF 2011

Crude Oil Production

During the first quarter of 2012, crude oil production reached 2,537 Mbd, a 1.4% decrease as compared to the same quarter of the previous year as a result of:

- an incident on the Processing Center Ku-S, in the Ku-Maloob-Zaap Asset, which caused delays in production;
- a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Asset, as well as delays in the completion of wells in the same asset, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and
- a production decrease in extra-light crude oil, primarily in the Southern Region, due to a natural decline in production at the Delta del Grijalva project.

These decreases were partially offset by an increase in the production of light crude oil due to the completion and repair of wells in the Yaxché and Och-Uech-Kax projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and in the Aceite Terciario del Golfo (ATG) project in the Northern Region. In addition, total crude oil production in the ATG Asset recorded an increase of 40.2%, as compared to the first quarter of 2011, from 46 Mbd to 64 Mbd. This increase is primarily explained by the start of operations of new wells, and by the measures taken towards maintaining production.

Natural Gas Production

Total natural gas production decreased by 6.9% (does not include Nitrogen) primarily as a result of:

- the fact that in response to lower natural gas prices in the U.S. market, there was a programmed reduction in the completion of wells and drilling activities in the Burgos and Veracruz Assets of the Northern Region; and
- natural declines in production at the Abktun-Pol Chuc Asset in the Southwestern Marine Region, at the Samaria Luna Asset in the Southern Region and at the Cantarell Asset in the Northeastern Marine Region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco Asset in the Southwestern Marine Region and at the ATG Asset in the Northern Region.

Gas Flaring

Gas flaring decreased by 49.5%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation of strategies intended to improve operational reliability; and
- the implementation of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

As a result, natural gas use as a percentage of production was nearly 98% during the first quarter of 2012.

Crude Oil Processing
During the first quarter of 2012, total crude oil processing increased by 2.9%, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

Light crude oil processing as a percentage of total crude oil processing decreased from 65% to 57%, while heavy crude oil processing increased from 35% to 43%.

PEMEX's National Refining System recorded a negative variable refining margin of U.S.$2.66 per barrel during the first quarter of 2012, a decrease of U.S.$6.16 per barrel as compared to the same quarter of 2011. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

Production of Petroleum Products
Petroleum products production increased by 1.1%, or 14 Mbd during the first quarter 2012, due to an increase in production of gasolines and diesel, since the new plants at the Minatitlán Refinery came into operation, and in response to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery.

Natural Gas Processed
During the first quarter of 2012, natural gas processing increased by 0.5% in response to the greater availability of sweet wet gas in the Northern Region.

Condensates processing decreased by 10.9%, due to a decrease in the supply of condensates from the Marine and Northern Regions.

As a result of the aforementioned, dry gas production increased by 1.5%, while natural gas liquids production decreased by 5.9%.

Petrochemicals Production
The production of petrochemical products decreased by 13.6%, due to following:

- production in the aromatics and derivatives chain decreased as a result of the incorporation of a new continuous catalytic regenerative platforming (CCR) plant in the Cangrejera Petrochemical Complex; and
- production in the methane derivatives chain decreased primarily due to a lower output of ammonia, and to a reduction in demand for carbonic anhydride from the industrial sector.

These decreases were partially offset by an increase in the propylene and derivatives chain, as a result of the resumption of regular operations in the acrylonitrile plant.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure
As of March 31, 2012, PEMEX recorded positive equity totaling $ 171.8 billion, as compared to $146.9 billion as of December 31, 2011.

There were no capitalized payments to the equity of Petróleos Mexicanos, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of March 31, 2012, Petróleos Mexicanos holds a revolving credit line for $10 billion which are completely available to PEMEX.

As of March 31, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S. $2.5 billion which are completely available to PEMEX.

Debt

The following information compares total debt of Petróleos Mexicanos as of March 31, 2011 and 2012:

	Balance as of March 31 (billion pesos)	
	2011	2012
Short-term	$96.5	$106.9
Long-term	$553.9	$636.7
Total debt	$650.4	$743.6

The following are the main financing activities carried out during 2012:

- On January 17, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due on January 2022; U.S.$100 million of these notes were allocated in the Asian market.
- On March 12, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.
- On April 18, 201, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.

Cash flows from operating activities, financing and investment

As of March 31, 2012, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $24.2 billion, as compared to $27.7 billion in the same period 2011.

As of March 31, 2012, cash and cash equivalents totaled $108.0 billion, compared to $ 114.4 billion in the same period of 2012.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provide guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale
Long Term

Fitch: AA(mex)
Standard and Poor's: mxAA
Moody's: Aa2.mx

International Scale
Long Term

Fitch: BBB
Standard and Poor's: BBB
Moody's: Baa1

Dollar Funds
Investments in dollars must comply with PEMEX'S operational and strategic requirements. At the same time, these must be previously approved by Banco de México, on a case-by-case basis. Currently, investments made by PEMEX in dollars are limited to operational accounts, short term mutual funds and time deposits. Investments made by PEMEX in dollars are managed by Banco de México.

Cash and cash equivalents currencies
The Company holds cash and cash equivalents primarily in pesos and dollars, since its revenues are obtained in these currencies from the sales of its products, whether domestic or international. At the same time, Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital

Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4.6 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of the date of this report, a resolution is still pending.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1.5 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of the date of this report, a resolution is still pending.

INTERNAL CONTROL
Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;
(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos relies on the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and

- Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by Pemex-Petrochemicals.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

NOTE 2—BASIS OF PREPARATION:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" and until the first full annual consolidated financial statements are issued it is possible to make adjustments and amendments. PEMEX estimates there is not a significant impact on the consolidated interim financial statements due to the seasonality of operations.

PEMEX defined the transition date as January 1st 2011. The first-time adoption rules are established in IFRS 1 "First-time Adoption of International Financial Reporting Standards".

The statements of financial positions as of December 31st and January 1st 2011, as well as the statement of comprehensive income, statement of changes in equity and statement of cash flow for the three-month period ended March 31, 2011, which are included just for comparison purposes and were prepared in accordance with IFRS, consistently with the same criteria used for the three-month period which ended March 31 2012.

The condensed consolidated interim financial statements do not include all the information and disclosure required for full annual financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements, as of and for the year ended December 31, 2011.

a) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the items indicated which were measured by fair value or deem cost basis.

Regarding The Equity, PEMEX recognized inflation effects until December 31, 1997, the last year the economy was classified as hyperinflationary.

b) Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Mexican pesos which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

The preparation of the unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

c) Optional Exceptions Under IFRS

Exception to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS (or ASC 932, in the case of wells), *provided* that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS, or ASC 932 in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for borrowing costs.

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 "Borrowing Costs" (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively as of the transition date.

Exception for accumulated currency translation effects

IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates," as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

d) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously made under the entity's previous accounting principles, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

e) Other policy changes

PEMEX chose the early adoption of IAS 19, which eliminates the use of the "corridor method" to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of operations are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets of termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS

Identification by part

IAS 16, "Property, Plant and Equipment," ("IAS 16") requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of the transition date, PEMEX identified assets by part and depreciated accordingly.

Recognition of inflationary effects

Beginning with the year 2012, PEMEX's financial information is subject to the provisions of IAS 29, "Financial Reporting in Hyperinflationary Economies." Under this IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statements of financial position as of January 1st 2011 for the purposes of the transition to IFRS.

Basis of consolidation

The condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the financial statements of the Subsidiary Entities and the Subsidiary Companies as of March 31, 2012 and 2011, January 1 and December 31, 2011.

The Subsidiary Companies are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Companies have been made based on the same period of PEMEX's financial statements applying the same accounting policies.

The Subsidiaries Entities of consolidated are Pemex-Exploración y Producción, Pemex-Refinación, Pemex- Gas y Petroquímica-Básica y Pemex-Petroquímica.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (PMI CIM); P.M.I. Trading, Ltd. (PMI Trading); P.M.I. Holdings North America, Inc. (PMI HNA); P.M.I. Holdings Petróleos España, S.L. (HPE); P.M.I. Holdings, B.V. (PMI HBV); P.M.I. Norteamérica, S.A. de C.V. (PMI NASA); Kot Insurance Company, AG (KOT); Integrated Trade Systems, Inc. (ITS); P.M.I. Marine, Ltd. (PMI Mar); P.M.I. Services, B.V. (PMI-SHO); Pemex Internacional España, S.A. (PMI-SES); Pemex Services Europe, Ltd. (PMI-SUK); P.M.I. Services North America, Inc. (PMI-SUS); Mex Gas International, Ltd. (MGAS); Pemex Finance, Ltd (FIN).; the Master Trust (MT)(i); and Fideicomiso F/163 (MTN)[(i)].

Cash and cash equivalents

Cash and cash equivalents compromise cash balance and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value and are used in the management of its short-term commitments.

Permanent investments in shares of non-consolidated subsidiary companies, affiliates and others

Investments in shares of non-consolidated subsidiary companies are valued by the equity method. Certain non-consolidated subsidiary companies and affiliates were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

Foreign currency translation

The financial statements of consolidated foreign operations are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different, and then translating the recording currency to the functional currency, and subsequently, the functional currency to the reporting currency. For purposes of translating the recording currency to the functional currency, PEMEX uses the historic exchange rate for the conversion of non-monetary items and income. For purposes of translating the functional currency to the reporting currency, assets and liabilities are translated using the exchange rates on the reporting date, equity is translated using the historic exchange rate and income is translated using the average exchange rate over the reporting period.

The foreign currency translation effects resulting from translation from the recording currency to the functional currency are recognized in the statement of comprehensive income while the foreign currency translation effects resulting from translation from functional currency to the reporting currency are recognized in other comprehensive result in equity. Prior to translating the financial statements of foreign operations in hyperinflationary economies into the reporting currency, their financial statements are restated using the inflation index of the country of origin then the translation to the reporting currency uses the exchange rates at the reporting date.

Financial Assets

Financial assets are measured at fair value thru gains and losses, Held-to-maturity investments, available-for-sale assets or financial instruments derivative. PEMEX classified its financial assets at initial adoption.

Sales and purchases of deliverable financial assets in a period of time are recognized as of negotiation date.

PEMEX's financial assets include cash and cash equivalents, call deposits, receivable accounts, granted lending as well as derivative financial instruments.

Impairment of financial assets

PEMEX values at each reporting date to determine whether there is objective evidence that a financial asset is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows that can be estimated reliably.

Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Wells, pipelines, properties, plant and equipment

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. PEMEX considers that this methodology provides the best criteria for recognizing the capitalized costs in the exploration and drilling of wells, development and production stages and allows PEMEX's information to be comparable with that of other international companies.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets pending determination of proven reserves. The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to prove developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments.

Investments in wells, pipelines, properties, plants and equipment are recorded at the cost of acquisition or construction less the accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition, construction and any other costs directly attributable to bringing the assets to a working condition for their intended use, the cost of dismantling and removing the items and restoring the site on which they are located.

Borrowing costs directly attributable to the acquisition, construction or production on qualifying assets are capitalized during the construction phase until the fixed assets are ready to be used.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets.

PEMEX identified by component the cost directly attributable to the acquisition of the investment property and depreciation is calculated to the estimated useful lives.

Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in intangible assets while pending determination of proven reserves. The Wells for exploration is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset.

Crude oil and natural gas reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico. PEP estimated total proved oil and natural gas reserve volumes set forth below are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), are consistent with international reserves reporting practice, and are in accordance with the revised oil and gas reserves disclosure provisions of *Topic 932.*

Impairment of non financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations to recognize the asset at its recoverable amount.

The recoverable amount is defined as the highest of the reasonable values minus the cost of sales and the value in use.

The recoverable amount of the cash-generating unit is determined considering the value in use. In the case of the cash-generating unit dedicated to the exploration and evaluation of reserves, the recoverable amount is determined considering reasonable value which is based on the proved and probable reserves and the risk factor associated for the reserves themselves.

Intangible assets

Permission to enter and cross property are amortized within the contract period or according to the remaining life of fixed assets.

Intangible assets acquired separately are measured at the moment the initial cost of acquisition is recognized.

After the initial recognition, intangible assets are valued by their cost of acquisition less accumulated amortizations under the straight line method during their useful estimated life and the accumulated impairment losses.

Financial liabilities

The financial liabilities are measured at fair value thru gains and losses, obtained loans and held-matured investments, or derivative financial instruments depending on the case. PEMEX classified its financial liabilities at initial adoption.

PEMEX financial liabilities include payable accounts to suppliers and other payable accounts, obtained loans, debt and derivative financial instruments.

Loans and debt that accrue interest

After the initial recognition, loans and debts that accrue interest are measured at deemed cost using the method of effective interest rate (TIIE).

The amortization cost is calculated taking into consideration whichever discount or premium on the acquisition and the quotas and costs that form an integral part of the effective interest rate. The amortization cost is included in the statement of operation of financial costs.

Leases

In order to determine if an agreement includes leases it should be based on the essence of the agreement at the initial date. That is, determination of compliance of the agreement depends upon the use of the fixed assets or specific assets or if the agreement transfers the rights to use the assets. Financial leases which transfer substantially all the inherent benefits and risks of the leased property are capitalized at the initial date, which would already be at reasonable value of the leased property or at the present value of minimum payments on the lease, which would be lower. Payments on the lease are divided between the financial costs and the deduction of the remaining debt in order to achieve a constant interest rate over the outstanding liability. The financial costs are recognized in the operation statement. Lease payments are recognized as costs in the operation income during the held mature leases.

Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, a liability is recognized when the cost is probable and reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as costs. The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable cost estimate.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The costs and obligations related to the retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned.

Employee benefits plans

PEMEX has established employee non-contributory retirement plans under which PEMEX pays contributions into a separate trust. Obligations for contributions are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees, using the projected unit credit method. All actuarial gains and losses are recognized in other comprehensive income when they are determined.

Assets and liabilities in respect of defined benefit pension plans are calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine its present value, and the fair value of the defined benefit is deducted. The value of the asset is limited to the present value of economic benefit available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Termination benefits are recognized in the statement of operation as they are incurred.

Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws of PEMEX are the following:

- Ordinary Hidrocarbons Duty ("DOSH")
- Hydrocarbons Duty for the Stabilization Fund
- Extraordinary Duty on Crude Oil Exports
- Duty for Scientific and Technological Research on Energy
- Duty for Oil Monitoring
- Sole Hydrocarbons Duty
- Extraction of Hydrocarbons Duty
- Special Hydrocarbons Duty
- Additional Hydrocarbons Duty
- Hydrocarbon Income Tax ("IRP")
- Tax to regulate the exploration and exploitation of hydrocarborns or "Hydrocarborns Exploration Tax"

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes are recorded based on the assets and liabilities method with a comprehensive approach, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Tax on Income to the temporary differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements.

Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery. Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

NOTE 4—Cash and cash equivalents

		March 31, 2012		**As of December 31, 2011**		**January 1, 2011**
Cash on hand and in banks	**Ps.**	**73,543,510**	Ps.	97,049,874	Ps.	110,462,006
Marketable securities		**34,424,861**		17,318,362		20,720,919
	Ps.	**107,968,371**	Ps.	114,368,236	Ps.	131,182,925

NOTE 5—Accounts, notes receivable and others

		March 31, 2012		**As of December 31, 2011**		**January 1, 2011**
Export customers	**Ps.**	**57,218,958**	Ps.	61,402,274	Ps.	39,398,026
Domestic customers		**49,695,658**		47,132,036		33,855,752
Negative IEPS Tax pending to be credited		**21,121,613**		19,665,432		6,031,103
Tax credits		**12,384,621**		9,321,409		16,585,577
Sundry debtors		**5,207,368**		7,951,295		10,573,269
Employees and officers		**4,562,487**		4,623,555		4,525,102
Insurance claims		**2,762,926**		2,627,112		8,037,264
Advances to suppliers		**2,816,229**		1,830,758		1,628,580
Other accounts receivable		**97,369**		104,799		252,710
	Ps.	**155,867,229**	Ps.	154,658,670	Ps.	120,887,383

NOTE 6—Inventories

		March 31, 2012		**As of December 31, 2011**		**January 1, 2011**
Crude oil, refined products, derivatives and petrochemical products	**Ps.**	**43,831,073**	Ps.	39,398,610	Ps.	34,435,817
Materials and supplies in stock		**4,667,330**		5,526,281		2,130,269
Materials and products in transit		**191,948**		268,868		220,479
	Ps.	**48,690,351**	Ps.	45,193,759	Ps.	36,786,565

NOTE 7— Investments in shares of non-consolidates subsidiaries, affiliates and others

	Porcentaje de participación	March 31, 2012	As of December 31, 2011	January 1, 2011
Deer Park Refining Limited	50.00%	**Ps. 6,123,907**	Ps. 6,576,416	Ps. 6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**3,026,736**	3,252,693	2,585,866
Others—Net		**4,286,588**	5,817,054	4,185,092
Total investments.		**Ps. 13,437,231**	Ps. 15,646,163	Ps. 13,520,255

NOTE 8—Debt

During the period from January 1 to March 31, 2012, PEMEX participated in the following financing activities:

- From January 12, 2012 to April 30, 2012, PMI HBV obtained U.S. $5,131,000 and paid U.S. $4,231,000 under a U.S. $1,000,000 revolving line of credit.

- On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which matures on December 30, 2021.

- On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 at a 3.8% fixed rate, which matures on January 27, 2022.

- On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

- On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

NOTE 9—SEGMENT FINANCIAL INFORMATION

As of / for the Period ended March 31, 2012:	PEP	PR	PGPB	PPQ	Corporate and Subsidiary Companies	Eliminations	Total
Sales							
Trade	-	165,973,384	29,659,351	7,925,503	206,091,921	-	409,650,159
Intersegment	349,545,551	17,657,170	17,905,783	1,592,488	121,450,613	(508,151,605)	-
Services income	-	1,020,360	228,530	-	716,619	(290,194)	1,675,315
Cost of sales	66,899,237	255,368,444	45,117,325	7,239,502	310,199,884	(494,921,776)	189,902,616
Gross income (loss)	282,646,314	(70,717,530)	2,676,339	2,278,489	18,059,269	(13,520,023)	221,422,858
Total general expenses	10,222,840	13,543,794	2,926,720	3,247,477	10,103,577	(13,737,794)	26,306,614
Other revenues	837,360	51,589,976	89,133	73,012	174,100	(172,911)	52,590,670
Operating income (loss)	273,260,834	(32,671,348)	(161,248)	(895,976)	8,129,792	44,860	247,706,914
Comprehensive financing result	25,810,545	(388,520)	905,690	(147,201)	6,427,218	(47,523)	32,560,209
Interest (paid)	(9,496,263)	(4,197,190)	(378,013)	(182,092)	(18,965,018)	20,066,309	(13,152,267)
Interest received	3,914,102	478,608	994,604	3,411	19,230,442	(20,113,832)	4,507,335
Exchange gain (loss)	31,392,706	3,330,062	289,099	31,480	6,161,794	-	41,205,141
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	69,847	-	(30,590)	-	28,576,745	(28,457,307)	158,695
Taxes and duties	244,518,308	293,231	(341,886)	4,587	2,070,435	-	246,544,675
Net income (loss)	54,622,918	(33,353,099)	1,055,738	(1,047,764)	41,063,320	(28,459,970)	33,881,143
Other comprehensive results	-	-	-	-	(8,956,388)	-	(8,956,388)
Comprehensive income (loss)	54,622,918	(33,353,099)	1,055,738	(1,047,764)	32,106,932	(28,459,970)	24,924,755
Current assets	847,016,003	390,702,161	97,535,589	89,473,719	1,047,786,594	(2,128,336,396)	344,177,670
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	862,940	157,094	1,685,409	-	335,009,931	(324,278,143)	13,437,231
Wells, pipelines, properties, plant and equipment	1,216,498,506	243,011,775	110,827,835	42,282,028	9,766,919	-	1,622,387,063
Total assets	2,068,397,070	635,297,167	212,423,482	132,654,661	2,011,194,001	(3,068,394,296)	1,991,572,085
Current liabilities	414,077,683	505,560,801	24,584,097	25,148,937	1,394,283,331	(2,118,432,176)	245,222,673
Long-term debt	589,439,559	30,600,029	1,560,109	234,251	623,852,089	(608,950,983)	636,735,054
Reserve for employee benefits	274,383,184	279,101,426	62,266,204	81,152,604	148,215,783	-	845,119,201
Total liabilities	1,335,850,549	824,678,147	113,584,933	106,890,782	2,182,860,206	(2,744,118,255)	1,819,746,362
Equity	732,546,521	(189,380,980)	98,838,549	25,763,879	(171,666,205)	(324,276,041)	171,825,723
Depreciation and amortization	29,269,858	3,098,913	1,744,096	779,268	183,621	-	35,075,756
Net cost for the period of employee benefits	7,331,727	7,361,117	1,692,866	2,154,211	4,284,812	-	22,824,733
Acquisitions of fixed assets	30,625,882	3,798,801	585,841	755,914	(30,991)	-	35,735,447

For the Period ended March 31, 2011:	PEP	PR	PGPB	PPQ	Corporate and Subsidiary Companies	Eliminations	Total
Sales							
Trade	-	139,318,180	32,223,438	7,773,875	172,151,002	-	351,466,495
Intersegment	280,122,087	16,455,954	18,313,838	3,531,449	103,168,695	(421,592,023)	-
Services income	-	749,913	-	-	688,925	(205,215)	1,233,623
Cost of sales	57,974,178	197,417,219	49,869,350	10,683,494	262,794,010	(410,004,545)	168,733,706
Gross income (loss)	222,147,909	(40,893,172)	667,926	621,830	13,214,612	(11,792,693)	183,966,412
Total general expenses	7,208,490	10,223,855	2,622,166	2,418,982	8,911,290	(11,643,026)	19,741,757
Other revenues	459,360	25,717,993	534,270	241,871	164,368	201,199	27,319,061
Operating income (loss)	215,398,779	(25,399,034)	(1,419,970)	(1,555,281)	4,467,690	51,532	191,543,716
Comprehensive financing result	2,168,089	(1,448,982)	744,298	(122,860)	8,184,758	(421,163)	9,104,140
Interest (paid)	(14,451,929)	(2,734,559)	(2,424,386)	(132,640)	(22,677,975)	30,004,163	(12,417,326)
Interest received	9,291,627	62,395	3,055,714	4,410	28,835,361	(30,425,326)	10,824,181
Exchange gain (loss)	7,328,391	1,223,182	112,970	5,370	2,027,372	-	10,697,285
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	2,272	-	-	-	(438,612)	739,576	303,236
Taxes and duties	193,907,712	-	1,434,887	4,887	4,065,944	-	199,413,430
Net income (loss)	23,661,428	(26,848,016)	(2,110,559)	(1,683,028)	8,147,892	369,945	1,537,662
Other comprehensive results	-	-	(65,500)	-	(1,402,638)	-	(1,468,138)
Comprehensive income (loss)	23,661,428	(26,848,016)	(2,176,059)	(1,683,028)	6,745,254	369,945	69,524
Depreciation and amortization	27,199,542	3,033,132	1,580,883	503,377	156,314	-	32,473,248
Net cost for the period of employee benefits	6,755,628	6,407,708	1,554,823	1,821,570	3,661,357	-	20,201,086
Acquisitions of fixed assets	24,438,200	2,946,900	344,500	292,100	43,200	-	28,064,900

As of / for the Period ended December 31, 2011:	PEP	PR	PGPB	PPQ	Corporate and Subsidiary Companies	Eliminations	Total
Sales							
Trade	-	621,678,105	128,665,354	28,854,514	772,965,363	-	1,552,163,336
Intersegment	1,270,839,927	75,154,806	77,479,563	14,583,501	469,407,874	(1,907,465,671)	-
Services income	-	3,619,441	1,082,588	-	2,997,188	(1,433,631)	6,265,586
Cost of sales	284,027,788	937,013,165	202,086,531	44,845,155	1,189,798,297	(1,863,415,340)	794,355,596
Gross income (loss)	986,812,139	(236,560,813)	5,140,974	(1,407,140)	55,572,128	(45,483,962)	764,073,326
Total general expenses	26,612,112	42,531,731	10,335,142	9,059,477	39,268,332	(46,156,786)	81,650,008
Other revenues	22,840,899	164,817,604	330,873	7,333,694	(1,815,188)	(522,145)	192,985,737
Operating income (loss)	983,040,926	(114,274,940)	(4,863,295)	(3,132,923)	14,488,608	150,679	875,409,055
Comprehensive financing result	(70,874,322)	(22,848,216)	3,064,680	(755,810)	411,324	(142,044)	(91,144,388)
Interest (paid)	(42,188,969)	(16,635,802)	(5,367,648)	(756,538)	(85,925,551)	88,247,882	(62,626,626)
Interest received	18,121,683	395,051	8,694,043	16,533	91,445,477	(88,389,926)	30,282,861
Exchange gain (loss)	(46,807,036)	(6,607,465)	(261,715)	(15,805)	(5,108,602)	-	(58,800,623)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	39,873	-	(341,562)	-	(91,857,102)	91,564,792	(593,999)
Taxes and duties	871,471,372	-	282,399	10,532	4,029,342	-	875,793,645
Net income (loss)	40,735,105	(137,123,156)	(2,422,576)	(3,899,265)	(80,986,512)	91,573,427	(92,122,977)
Other comprehensive results	-	-	-	-	(19,191,600)	-	(19,191,600)
Comprehensive income (loss)	40,735,105	(137,123,156)	(2,422,576)	(3,899,265)	(100,178,109)	91,573,425	(111,314,576)
Current assets	820,589,781	386,170,862	101,163,607	89,543,114	1,025,227,243	(2,068,255,523)	354,439,084
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	793,092	157,094	3,466,391	-	317,377,987	(306,148,401)	15,646,163
Wells, pipelines, properties, plant and equipment	1,217,145,453	244,562,777	112,104,705	42,496,814	10,022,910	-	1,626,332,659
Total assets	2,042,006,059	631,867,397	219,033,099	132,918,551	2,001,262,079	(3,020,923,561)	2,006,163,624
Current liabilities	414,738,364	467,072,805	32,282,167	24,776,254	1,375,772,578	(2,061,160,610)	253,481,558
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	657,704,153	(642,928,085)	670,465,774
Reserve for employee benefits	272,745,883	278,413,001	61,292,344	80,695,724	150,314,705	-	843,461,657
Total liabilities	1,363,611,402	786,635,034	121,002,285	106,070,014	2,196,723,295	(2,714,779,417)	1,859,262,613
Equity	678,394,657	(154,767,637)	98,030,814	26,848,537	(195,461,216)	(306,144,144)	146,901,011
Depreciation and amortization	112,915,211	10,425,737	6,692,136	2,052,209	633,569	-	132,718,862
Net cost for the period of employee benefits	23,537,370	22,543,967	5,197,063	6,346,549	11,032,349	-	68,657,298
Acquisitions of fixed assets	160,797,400	26,919,000	3,519,900	2,563,200	819,300	-	194,618,800

As of January 1, 2011:	PEP	PR	PGPB	PPQ	Corporate and Subsidiary Companies	Eliminations	Total
Current assets	739,822,773	370,355,956	99,336,158	89,198,563	912,749,895	(1,903,569,091)	307,894,254
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	753,219	157,094	1,983,237	-	395,704,402	(385,077,698)	13,520,254
Wells, pipelines, properties, plant and equipment	1,174,965,486	237,504,574	115,929,372	34,924,953	9,947,230	-	1,573,271,615
Total assets	1,919,037,822	609,099,510	217,692,793	125,282,576	1,875,572,455	(2,844,852,888)	1,901,832,268
Current liabilities	433,338,543	323,872,240	29,914,167	17,323,008	1,294,428,166	(1,891,704,715)	207,171,409
Long-term debt	532,529,420	30,896,536	2,855,608	318,043	560,050,145	(553,222,768)	573,426,984
Reserve for employee benefits	263,822,113	253,192,506	59,267,028	70,272,174	135,523,645	-	782,077,466
Total liabilities	1,285,040,067	615,223,704	118,336,498	88,213,143	1,999,530,088	(2,459,771,667)	1,646,571,833
Equity	633,997,756	(6,124,194)	99,356,294	37,069,433	(123,957,633)	(385,081,221)	255,260,435

NOTE 10—Subsequent events

On February 28, 2012, Petróleos Mexicanos and Repsol entered into a ten-year strategic industrial alliance agreement pursuant to which Petróleos Mexicanos and Repsol announced their intention to collaborate on upstream and liquefied natural gas projects in the Americas, and downstream activities in the Americas, Spain and Portugal. As part of this strategic industrial alliance agreement, Petróleos Mexicanos agreed to lock-up and standstill restrictions that prohibit it from owning, directly or indirectly, more than 10% or less than 5% of Repsol's shares during the term of this agreement. In calculating the indirect ownership of Repsol's shares pursuant to these restrictions, Petróleos Mexicanos includes the Repsol's shares on which it holds a synthetic long position as being indirectly owned by Petróleos Mexicanos.

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill that provides for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (which we refer to as YPF), all of which are owned, directly or indirectly, by Repsol and on April 26, 2012, the Argentine Senate approved this bill, which was then sent to the lower house of the Argentine Congress, the Chamber of Deputies, for its approval. As of December 31, 2011 and as of April 30, 2012, PEMEX has valued and recorded the 57,204,240 Repsol's shares acquired by PMI HBV during 2011 as an available-for-sale investment (see Note 8). The market value of Repsol's shares has decreased approximately 37.3% from U.S. $30.51 per share as of December 31, 2011 to U.S. $19.13 per share as of April 26, 2012. As of the date of this report, PEMEX's management is in the process of evaluating the impact these developments will have on its investment in Repsol.

NOTE 11—Contingencies

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2012, PEMEX had accrued a reserve of Ps. 9,167,572, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. As of the date of this report, a resolution in connection with this request is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an *amparo* filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff's financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. As of this date, the expert's opinion is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production would deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court's judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing will be held on May 10, 2012. As of the date of this report, a new decision by the District Court is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Décimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay damages of Ps. 995,877, plus interest, as well as expenses related to the claim. In May 2010, the plaintiff and the defendants each filed motions against this judgment. On June 14, 2011, the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The plaintiff filed an *amparo* before the *Tribunal Colegiado en Materia Civil y del Trabajo del Décimo Circuito* (Joint Civil and Labor Court of the Tenth District), which was denied on January 23, 2012. Therefore, the judgment issued by the First Unit Court of the Tenth Circuit is final and this claim has concluded.

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31,

2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an appeal against this resolution before the *Tercer Tribunal Unitario del Décimo Noveno Circuito* (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an *amparo* and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. Once the provisional suspension of the primary trial is lifted, the evidentiary stage will continue. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On December 2, 2011, the *Segundo Tribunal Unitario del Décimo Circuito* (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiffs (No. 31/2011-VII) against a resolution dated August 29, 2011 rejecting evidence previously filed by the plaintiffs. On January 5, 2012, the Third District Court requested from the *Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) additional documentary evidence. This request is still pending. On that same date, a documentation request filed by the plaintiffs addressed to Pemex-Exploration and Production was denied. The plaintiffs filed an appeal against this resolution, which was denied on January 11, 2012. On January 19, 2012, the plaintiffs filed a new appeal against this resolution. Subsequently, the financial, economic, accounting and engineering experts filed their opinions with the Third District Court. On February 27, 2012, the Second Unit Court of the Tenth Circuit confirmed the resolution and therefore, the appeal was denied. On March 1, 2012, the defendant requested that independent expert arbitrators be appointed. This request remains pending until the documentation requested from the Seventh Metropolitan Regional Court is delivered. The plaintiffs then filed an *amparo* (No. 2185/2010-II) before the *Juzgado Cuarto de Distrito* (Fourth District Court) in Tabasco, arguing that the *Ley de Obras Públicas y Servicios Relacionados con las Mismas* (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On February 16, 2012 the *amparo* was denied. The plaintiffs filed a motion to review this resolution before the Joint Civil and Labor Court of the Tenth Circuit. Subsequently, the plaintiffs filed another *amparo* against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs filed a motion to review this resolution, which was denied on February 23, 2012. Therefore, this *amparo* has concluded. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On August 24, 2011, Pemex-Exploration and Production was notified that their response had been admitted, along with the opinion of an economic and financial expert. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that Pemex-Exploration and Production appoint its experts and provide related documentation, which was provided on September 9, 2011. On February 7, 2012, the experts appeared before the Court. On February 29, 2012, the experts requested an extension to file their opinions and the appropriate resolution is still pending. Subsequently, Pemex-Exploration and Production filed a motion against a ruling that accepted additional evidence filed by the plaintiffs. As of this date, the trial is in the evidentiary stage.

On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimosegundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Pemex-Exploration and Production filed an appeal against this resolution, which was denied. Pemex-Exploration and Production filed an *amparo* against this resolution. A constitutional hearing was held on January 13, 2012, and the *amparo* filed by Pemex-Exploration and Production was denied. Subsequently, Pemex-Exploration and Production filed a motion to review this resolution. As of the date of this report, a resolution of this motion is still pending. In addition, on November 14, 2011, the plaintiff filed a motion to suspend the guarantees granted in the services agreements, which was denied. The plaintiff filed an appeal (No. 508/2011) before the *Tercer Tribunal Unitario en Materia Civil y Administrativa* (Third Unit Civil and Administrative Court), which was denied. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction. On March 6, 2012, the Court ruled that it will not admit this motion until the Tax Management Service files a report about the plaintiff's tax residence. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 12—Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the interim condensed financial statements for the three months ended March 31, 2012, the comparative information for the year ended December 31, 2011 and in the preparation of an opening IFRS statement of financial position at January 1 2011 (PEMEX date of transition).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX financial position, Comprehensive Income and cash flows is set out in the following tables:

Reconciliation of financial position at January 1 2011 (date of transition) from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2010	Adjustment and / or reclassifications	Ref.	IFRS As of January 1, 2011
Current assets:				
Cash and cash equivalents	Ps. 133,587,079	(2,404,154)	1	Ps. 131,182,925
Accounts and accounts receivables and other	120,887,383	-		120,887,383
Inventories	38,037,560	(1,250,995)	2	36,786,565
Derivative financial instruments	20,917,211	(1,879,830)	3	19,037,381
Total current assets	313,429,233	(5,534,979)		307,894,254
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	11,116,081	2,404,173		13,520,254
Wells, pipelines, properties, plant and equipment—Net	1,061,387,901	511,883,714	4	1,573,271,615
Other assets—Net	6,782,060	364,085	5	7,146,145
Total Assets	Ps.1,392,715,275	509,116,993		Ps.1,901,832,268
LIABILITIES:				
Current liabilities				
Current portion of long-term debt	Ps. 89,554,617	-		Ps. 89,554,617
Suppliers	43,474,439	-		43,474,439
Accounts and accrued expenses payable	21,658,672	(82,219)	3	21,576,453
Taxes and duties payable	52,565,900	-		52,565,900
Total current liabilities	207,253,628	(82,219)		207,171,409
Long-term liabilities:				
Long-term debt	575,170,797	(1,743,813)		573,426,984
Reserve for sundry creditors and others	56,069,471			56,069,471
Reserve for employee benefits	661,365,065	120,712,401	6	782,077,466
Deferred taxes	6,782,056	21,044,447	7	27,826,503
Total Liabilities	1,506,641,017	139,930,816		1,646,571,833
Equity				
Certificates of Contribution "A	96,957,958	(47,353,158)	8	49,604,800
Mexican Government contributions to Petróleos Mexicanos	180,382,432	(1,651,832)	8	178,730,600
Legal reserve	987,535	-		987,535
Donation surplus	3,446,743	-		3,446,743
Accumulated other comprehensive income	1,459,412	(1,691,812)	9	(232,400)
(Deficit) from prior years	(397,159,822)	419,882,979	10	22,723,157
Total Equity	(113,925,742)	369,186,177		255,260,435
Total liabilities and equity	Ps.1,392,715,275	509,116,993		Ps.1,901,832,268

Reconciliation of financial position at March 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of March 31, 2011	Adjustment and / or reclassifications	Ref.	IFRS As of March 31, 2011
Current assets				
Cash and cash equivalents	Ps. 126,721,260	(2,439,668)	1	Ps. 124,281,592
Accounts and accounts receivables and other	149,468,772	-		149,468,772
Inventories	34,542,278	(136,902)	2	34,405,376
Derivative financial instruments	14,755,778	(1,391,298)	3	13,364,480
Total current assets	325,488,088	(3,967,868)		321,520,220
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others	10,895,033	2,439,748		13,334,781
Wells, pipelines, properties, plant and equipment—Net	1,059,932,660	500,500,404	4	1,560,433,064
Other assets—Net	7,489,723	201,064	5	7,690,787
Total Assets	Ps. 1,403,805,504	499,173,348		Ps.1,902,978,852
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	Ps. 96,496,794	-		Ps. 96,496,794
Suppliers	47,794,916	-		47,794,916
Accounts and accrued expenses payable	14,026,368	68,500		14,094,868
Taxes and duties payable	60,478,161	-		60,478,161
Total current liabilities	218,796,239	68,500		218,864,739
Long-term liabilities				
Long-term debt	555,642,721	(1,712,900)		553,929,821
Reserve for sundry creditors and others	56,583,421	-		56,583,421
Reserve for employee benefits	677,108,872	112,012,685	6	789,121,557
Deferred taxes	6,777,788	22,360,403	7	29,138,191
Total Liabilities	1,514,909,041	132,728,688		1,647,637,729
Equity				
Certificates of Contribution "A.	96,957,958	(47,353,158)	8	49,604,800
Mexican Government contributions to Petróleos Mexicanos	180,382,396	(1,651,832)	8	178,730,564
Legal reserve	987,535	-		987,535
Donation surplus	3,457,943	-		3,457,943
Accumulated other comprehensive income	(1,049,846)	(650,692)	9	(1,700,538)
(Deficit) from prior years	(396,047,038)	418,770,195	10	22,723,157
Net (loss) for the year	4,207,515	(2,669,853)		1,537,662
	(111,103,537)	366,444,660		255,341,123
Total liabilities and equity	Ps. 1,403,805,504	499,173,348		Ps.1,902,978,852

Reconciliation of financial position at December 31 2011 from Mexican FRS to IFRS:

		Mexican FRS				IFRS
		For the year ended December 31, 2011	Adjustment and / or reclassifications	Ref.		For the year ended December 31, 2011
Current assets						
Cash and cash equivalents	Ps.	117,100,111	(2,731,875)	1	Ps.	114,368,236
Accounts and accounts receivables and other		154,658,670	-			154,658,670
Inventories		44,152,462	1,041,297	2		45,193,759
Derivative financial instruments		16,903,030	(1,340,591)	3		15,562,439
Available-for-sale investment securities		24,655,980	-			24,655,980
Total current assets		357,470,253	(3,031,169)			354,439,084
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		12,913,364	2,732,799			15,646,163
Wells, pipelines, properties, plant and equipment—Net		1,152,505,680	473,826,979	4		1,626,332,659
Other assets—Net		10,455,608	(709,890)	5		9,745,718
Total Assets	Ps.	1,533,344,905	472,818,719		Ps.	2,006,163,624
LIABILITIES:						
Current liabilities:						
Current portion of long-term debt	Ps.	110,497,449	-		Ps.	110,497,449
Suppliers		53,313,171	-			53,313,171
Accounts and accrued expenses payable		23,888,823	11,655			23,900,478
Taxes and duties payable		65,770,460	-			65,770,460
Total current liabilities		253,469,903	11,655			253,481,558
Long-term liabilities						
Long-term debt		672,275,082	(1,809,308)			670,465,774
Reserve for sundry creditors and others		64,284,261	-			64,284,261
Reserve for employee benefits		731,016,999	112,444,658	6		843,461,657
Deferred taxes		6,217,833	21,351,530	7		27,569,363
Total Liabilities		1,727,264,078	131,998,535			1,859,262,613
Equity						
Certificates of Contribution "A.		96,957,958	(47,353,158)	8		49,604,800
Mexican Government contributions to Petróleos Mexicanos		180,382,432	(1,651,832)	8		178,730,600
Legal reserve		987,535	-			987,535
Donation surplus		3,446,743	-			3,446,743
Accumulated other comprehensive income		8,633,948	(28,057,886)	9		(19,423,938)
(Deficit) from prior years		(392,844,468)	418,522,716	10		25,678,248
Net (loss) for the year		(91,483,321)	(639,656)			(92,122,977)
		(193,919,173)	340,820,184			146,901,011
Total liabilities and equity	Ps.	1,533,344,905	472,818,719		Ps.	2,006,163,624

Reconciliation of comprehensive income for the three months ended March 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of March 31, 2011	Adjustment and / or reclassifications	Ref.	IFRS As of March 31, 2011
Net Sales	Ps. 352,700,118	-		Ps. 352,700,118
Cost of sales	165,839,116	2,894,590	2,4,7	168,733,706
Gross income	186,861,002	2,894,590		183,966,412
General Expenses:				
Transportation and distribution expenses	7,029,054	(878,168)	5,7	6,150,886
Administrative expenses	16,351,136	(2,760,265)	7	13,590,871
Total general expenses	23,380,190	(3,638,433)		19,741,757
Operating income	163,480,812	(743,843)		164,224,655
Other revenues	29,688,967	(2,369,906)	4	27,319,061
Comprehensive financing result:				
Interest paid—Net	(1,591,900)	(1,245)	3	(1,593,145)
Exchange gain	10,316,574	380,711		10,697,285
	8,724,674	379,466		9,104,140
Profit sharing in non-consolidated subsidiaries, affiliates and others	269,068	34,168		303,236
Income before taxes, duties and other charges	202,163,521	(1,212,429)		200,951,092
Hydrocarbon extraction duties and others	194,045,076	-		194,045,076
Hydrocarbon income tax	3,622,550	1,457,423		5,079,973
Income tax	288,381	-		288,381
	197,956,007	1,457,423		199,413,430
Net loss for the year	Ps. 4,207,514	(2,669,852)		Ps. 1,537,662

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011	Adjustment and/or reclassifications	Ref.	IFRS For the year ended December 31, 2011
Net Sales	Ps. 1,558,428,922	-		Ps.1,558,428,922
Cost of sales	780,625,539	13,730,057	2,4,7	794,355,596
Gross income	777,803,383	13,730,057		764,073,326
General Expenses:				
Transportation and distribution expenses	31,349,011	(3,415,811)	5,7	27,933,200
Administrative expenses	65,029,047	(11,312,239)	7	53,716,808
Total general expenses	96,378,058	(14,728,050)		81,650,008
Operating income	681,425,325	(997,993)		682,423,318

Other revenues	195,544,884	(2,559,147)	4	192,985,737
Comprehensive financing result:				
Interest paid—Net	(32,840,763)	496,998	3	(32,343,765)
Exchange (loss) gain	(58,800,623)	-		(58,800,623)
	(91,641,386)	496,998		(91,144,388)
(Loss) profit sharing in non-consolidated subsidiaries, affiliates and others	(796,398)	202,399		(593,999)
Income before taxes, duties and other charges	784,532,425	(861,757)		783,670,668
Hydrocarbon extraction duties and others	871,686,746	-		871,686,746
Hydrocarbon income tax	708,469	-		708,469
Income tax	3,620,531	(222,101)		3,398,430
	876,015,746	(222,101)		875,793,645
Net loss for the year	Ps. (91,483,321)	(639,656)		Ps. (92,122,977)

Notes to the reconciliation of equity at January 1 2011 (date of transition) and December 31, 2011.

1. **Cash and cash equivalents**

NIF C-1 "Cash and cash equivalents" (*Efectivo y equivalentes de efectivo*)" requires restricted cash to be presented as part of Cash and equivalents line item; however under IAS 1 - "Verify name" restricted cash must be presented as a non-current assets line ítem. PEMEX reclassified Ps. 2,404,154 and Ps. 2,731,875 as of January 1 2011 and as of December 31, 2011, respectively, from the "Cash and cash equivalents" line item under Mexican FRS to the "Other assets line item under IFRS.

2. **Spare parts inventories**

Certain parts of "wells, pipelines, properties, plants and equipment" were classifed as of January 1, 2011 in the line item Inventories under Mexican FRS. However; these parts were identified as fixed assets in accordance with IAS 16 "Wells, pipelines, properties, plants and equipment". Accordingly, PEMEX reclassified Ps. 1,250,995 and Ps. 647,340 as of January 1, 2011 and as of December 31, 2011, respectively, from the line item Inventories under Mexican IFRS to Wells, pipelines, properties, plants and equipment, under IFRS.

Inventories

Effects in inventories arising from adjustments derived from employee benefits and from the depreciation and/or amortization of different parts of fixed assets as of December 31, 2011, resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 1,688,637.

3. **Derivative Financial Instruments**

Derived financial Instruments ("DFI") were recognized at fair value as of January 1, 2011, in the initial adoption of IFRS, later on this fair value was modified to include the counter party risk factor in the valuation method, which resulted in an adjustment for Ps. 1,797,611 which was recorded under accumulated losses for Ps. 1,787,124 and other comprehensive results for Ps. 10,487.

Net effect as of December 31, 2001 for Ps. 1,291,006 relates to fair value computation as well as to the liquidation of positions during the period. The decrease in DFI liabilities resulted in a credit to income for Ps. 496,998.

4. **Wells, pipelines, properties, plants and equipment**

In accordance with IFRS 1 PEMEX chose the fair value as deemed cost exception to value certain plants, pipelines, offshore platforms and drilling equipment. As a result, PEMEX recognized a Ps. 511,429,081 fair value for plants, pipelines, offshore platforms and drilling equipment which was recognized as a decrease of accumulated losses.

In addition IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year and impairment effects resulted in a debit to cost of sales and operating expenses of Ps. 37,490,758.

As disclosed above, PEMEX recognized a net impairment effect of Ps. 2,511,974, as part of the deemed cost.

As of December 31, 2011, PEMEX determined that recoverable amount of certain assets of a cash-generating unit of a reportable segment, determined by PEMEX was lower than their book value, which resulted in an impairment loss. This loss was recognized in accumulated results. On the other hand, some cash-generating units had better economic conditions, which allowed to improve their carrying value and to reverse Ps. 7,596,358 of impairment previously recognized.

5. Rights of way

Certain expenditures related to right of way were classified in the line items Wells, pipelines, properties and equipment or in accumulated results under Mexican FRS as of January 1, 2011. However under IFRS, these rights of way are identified as intangible assets. As a result PEMEX recognized intangible assets of Ps. 1,726,000 from (i) a reclassification of these rights from line item wells, pipelines, properties and equipment of Ps. 796,364, and (ii) a net effect in accumulated results of Ps. $929,636.

As of December 31, 2011, the net effect of rights of way was Ps. 1,534,905, which is broken down by (i) a decrease in the year for Ps. 191,095 and (ii) amortization of the year recognized in cost of sales and operating expenses of Ps. 34,231.

6. Amortization cost of long term debt

PEMEX reclassified Ps. 1,743,813 of expenses paid in advance and commission fees from debt issuance to the line item long-term debt as of the transition date. As of December 31, 2011 the reclassified amount is Ps. 1,809,308.

7. Employee benefits

PEMEX applied the IFRS 1 exception for employee benefits, as described above. As a result, the unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,220,365, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. Ps. 26,061,015 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,281,380.

8. Deferred taxes

Deferred taxes effects from the adjustments for the transition to IFRS resulted in an increase of Ps. 407,329 in deferred taxes asset recognized previously under Mexican FRS and an increase in deferred taxes liabilities for Ps. 21,044,447. Both increases were recognized in accumulated results in the statement of financial position as of January 1, 2011.

As of December 31, 2011 the effect for the year in deferred taxes resulted in a decrease of the deferred taxes asset of Ps. 404,796 and an increase in the deferred taxes liabilities of Ps. 21,351,530.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution and contributions of Federal Government up to December 31, 1997, date on which Mexican economy did not qualify anymore as inflationary. As a result, inflation effects recognized after this date of Ps. 49,004,990 were reclassified to accumulated results in the initial balance under IFRS as of January 1, 2011.

10. Comprehensive results

Foreign exchange translation

PEMEX chose cumulative translation differences for all foreign operations to be deemed to be zero as of January 1, 2011 in accordance with IFRS 1 for Ps. 1,638,234 with an impact in accumulated results in the initial balance under IFRS. This reclassification did not impact total equity.

Cumulative results

Except reclassified items, all of the adjustments were recognized in cumulative results and equity reserves, as of January 1, 2011.

Cash Flow Statements

IFRS adoption adjustments described above had an impact in PEMEX's cash flows in the line item cash and cash equivalents shown in the statement of financial position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	6,123,907
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	157,074
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049,321	3,026,736
Instalaciones Mobiliarias para Industrias, S.A.	Real estate provider	185,629,955	100.00	185,630	1,387,192
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geological exploration services	25,333,847	60.00	25,333	788,843
Other investments		1	0.00	0	54,522
Investment Fluctuation Estimate		1	0.00	0	-801,312
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	10,736,962

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 01 YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							256,977	0	256,978	256,978	256,978	642,443
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.90							0	0	0	0	0	2,569,538
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.93							101,542	31,194	97,565	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	29/03/2014	4.50							114,078	114,078	228,155	0	0	0
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.77							377,909	0	377,909	377,909	377,909	0
CITIBANK N.A. (1) (8)	YES	03/01/2003	01/10/2012	0.93							24,507	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	01/03/2003	01/06/2012	0.95							107,507	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	27/08/2002	27/08/2012	0.95							4,862	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.81							302,327	0	302,327	302,327	302,327	453,491
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.51							175,418	0	175,418	175,418	175,418	877,088
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.80							183,556	0	183,556	91,778	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	1.25							128,489	128,489	256,978	256,978	256,978	1,543,184
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.79							30,618	30,618	61,235	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.87							167,036	0	83,518	0	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.81							302,327	0	215,408	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	12/12/2013	0.81							256,978	0	138,511	0	0	0
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.82							302,327	302,327	604,654	604,654	0	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.83							529,072	0	529,072	529,072	264,536	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	1.09							513,956	0	513,956	513,956	513,956	2,569,780
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.76							604,654	0	604,654	604,654	604,654	906,981
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.76							302,327	0	302,327	302,327	302,327	453,491
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.77							256,978	256,978	513,956	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.43							604,654	0	604,654	302,327	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	01/03/2017	0.56							21,246	21,246	42,493	42,493	42,493	42,493
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.57							623,087	0	623,087	623,087	623,087	2,180,804
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/08/2015	0.83							453,491	0	453,491	453,491	226,745	0
CITIBANK N.A. (1) (8)	YES	11/05/2001	20/12/2012	0.87							385,467	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	16/06/2014	0.44							453,491	0	253,199	26,454	0	0
CITIBANK N.A. (1) (8)	YES	30/09/2002	16/12/2013	0.85							385,467	0	92,255	0	0	0
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	1.02							24,691	0	24,691	0	0	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	1.50							131,994	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.09							3,531	0	1,765	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.93							642,445	0	642,445	642,445	642,445	3,212,225
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.28							192,734	64,245	224,856	160,611	64,244	0
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							256,978	0	256,978	256,978	256,978	1,542,040
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							128,489	0	128,489	128,489	128,489	771,020
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							770,934	0	770,934	770,934	770,934	3,083,736
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							385,467	0	385,467	385,467	385,467	1,541,868
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							192,733	0	192,733	192,733	192,733	770,934
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							77,599	77,599	155,199	155,199	155,199	155,199
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							19,775	2,182	21,958	21,958	16,539	9,528
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.99							24,604	0	24,604	12,302	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	1.09							12,928	535	8,970	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.94							18,221	18,221	36,442	18,221	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.34							135,566	0	135,566	135,566	135,566	610,045
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.13							21,810	21,810	43,620	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	1.15							33,749	33,749	0	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	07/11/2013	0.83							45,919	0	45,919	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.07							136,299	0	124,723	74,308	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.87							77,552	0	77,552	77,552	24,946	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.49							81,070	81,070	162,140	162,140	81,070	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.91							45,571	45,571	91,143	91,143	45,571	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.16							29,335	29,335	29,335	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.86							4,468	0	4,468	4,468	4,468	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	1.12							10,940	0	10,940	5,470	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.44							86,427	86,427	172,854	172,854	172,854	691,416
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.48							105,111	0	105,111	105,111	105,111	578,152
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.77							76,682	0	76,682	76,682	76,682	115,023
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.91							6,430	6,430	12,860	12,860	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.91							44,888	0	44,888	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	1.13							2,549	0	2,549	1,275	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.95							21,544	0	21,544	21,544	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.97							37,732	0	18,866	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	1.00							8,442	0	8,442	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.91							24,948	0	24,948	24,948	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.43							38,326	38,326	76,652	76,652	76,652	268,282
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.91							24,352	24,352	29,043	9,381	4,691	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.64							151,164	0	151,164	151,164	151,164	226,745
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.79							226,745	0	226,745	226,745	226,745	113,373
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.22							128,489	0	128,489	128,489	128,489	771,831
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.05							256,978	0	256,978	256,978	256,978	1,543,232
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.05							256,978	0	256,978	256,978	256,978	1,543,232
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	1.09							256,978	0	256,978	256,978	256,978	1,284,890
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.64							256,978	0	256,978	256,978	256,978	1,027,912
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.64							128,489	0	128,489	128,489	128,489	513,956
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.74							226,745	0	226,745	226,745	226,745	340,118
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							62,008	0	62,008	62,008	2,285	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							455,417	455,417	910,833	910,833	910,833	910,819
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	29/12/2012	1.45							172,815	0	0	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	1.25							30,404	0	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.45							453,502	453,502	907,004	907,004	907,004	3,627,814
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	1.19							963,668	0	963,668	963,668	963,668	2,891,003
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							502,830	0	502,830	502,830	502,830	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							903	0	903	474	44	22
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	0.70							256,978	0	256,978	256,978	256,978	1,284,890
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	1.08							256,978	0	256,978	256,978	256,978	1,284,890
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							159,013	159,013	318,026	318,026	318,026	318,026
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.91							9,392	0	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.63							111,013	111,013	222,026	222,026	222,026	222,026
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	1.21							46,234	46,234	92,467	92,467	92,467	92,467
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.83							151,164	151,164	302,327	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.77							226,745	226,745	453,491	453,491	226,745	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.83							226,745	226,745	453,491	453,491	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.84							256,978	0	144,293	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	13/12/2014	1.11							513,956	0	899,423	899,423	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.34							285,531	285,531	0	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							54,435	54,435	108,870	108,870	108,870	108,870
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							128,489	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							435,962	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	15/07/2014	7.16	1,000,000	333,333	1,333,333	666,667	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT	25/05/2010	20/12/2012	10.55	1,600,000	0	0	0	0	0						

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANCO SANTANDER, S. (6) (11)	NOT	19/11/2004	23/11/2012	5.25	1,200,000	0	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT	28/10/2004	05/11/2012	11.00	2,000,000	0	0	0	0	0						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	5.44	0	0	0	1,166,667	1,166,667	1,181,958						
BBVA BANCOMER S.A. (1) (7)	NOT	29/03/2012	12/04/2012	5.26	1,300,000	0	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.64							64,245	64,245	64,245	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	28/05/2013	0.73							17,667,238	0	17,667,238	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	17/01/2016	1.75							0	0	0	0	21,711,114	0
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	17/01/2016	1.75							0	0	0	0	3,986,686	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.91							0	0	0	3,268,410	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							30,427	10,412	43,048	45,377	47,832	291,584
BANAMEX (1) (7)	NOT	27/03/2012	27/01/2022	3.80							30,763	10,533	42,916	44,599	46,447	308,810
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							27,996	9,600	38,874	40,346	41,712	271,123
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							31,284	10,687	43,486	45,053	46,709	302,937
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							31,311	10,737	43,478	45,124	46,652	303,230
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							28,078	9,602	38,874	40,254	41,750	271,177
BLADEX (1) (7)	YES	28/03/2012	12/04/2012	1.86							1,606,113	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	21/03/2012	04/04/2012	1.46							4,844,035	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	23/03/2012	10/04/2012	1.46							2,222,860	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	29/03/2012	12/04/2012	1.46							4,497,115	0	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.57							1,733,548	0	1,721,674	1,727,593	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.57							2,052,873	0	2,038,800	2,045,834	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.57							775,528	0	770,210	772,871	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	38,822	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							84,317	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							270,541	81,162	324,649	324,649	324,649	2,083,165
COPFS (1) (8)	YES	01/02/2005	31/03/2016	1.93							9,288,143	1,675,729	4,657,537	2,090,919	419,972	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							73,120	25,147	104,667	111,591	119,083	334,645
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							63,763	21,929	91,273	97,311	103,845	291,821
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	8.00							72,598	24,968	103,923	110,805	118,254	368,803
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							72,598	24,968	103,923	110,805	118,254	368,803
TOTAL BANKS					7,138,822	333,333	1,333,333	1,833,334	1,166,667	1,181,958	65,172,379	5,564,300	48,354,707	28,480,846	41,119,304	48,890,975

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.49	0	0	0	7,944,462	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	6.91	0	0	0	0	9,977,537	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	5.08	0	0	0	0	0	6,988,809						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.20	0	0	0	8,487,137	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.65	0	0	0	0	0	9,967,960						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	0	0	0	0	0	9,974,555						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.58	0	0	0	0	0	3,104,283						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,811,785						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.70	0	0	0	10,000,000	0	0						
SCOTIA INVERLAT (6) (12)	NOT	11/02/2005	31/01/2013	5.07	0	12,487,400	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	0	0	7,498,202	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	0	0	9,500,000	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,819,468						
INT DEV NO PAG	NOT		31/12/2012	0.00	868,713	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	7,064,171	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,404,015
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,915,886
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	17,064,620
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,680,300
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,102,333
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	3,070,245	0	0	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	5,117,075	0	0	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	22,485,575
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	12,800,180
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	3,018,399	0
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	4,691,583	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,677,863
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,279,948
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.70							0	0	0	0	0	31,952,952
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	19,156,014
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	12,820,632

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,378,314
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	123,003
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2042	6.63							0	0	0	0	0	12,740,654
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							0	0	0	0	0	26,668,898
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.14							0	0	0	0	0	38,219,300
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	19,140,231	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,901,179
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,008,356
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	305,161
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,382,049
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,058,972
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,563,171
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	120,073
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	1.08							8,829,006	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,504,928
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	8,532,310	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.80							0	0	321,223	843,209	1,445,501	3,172,072
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.83							321,223	107,074	1,295,597	289,100	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							6,072,591	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.09							0	0	0	0	0	9,984,640
INT DEV NO PAG	NOT		31/12/2012	0.00							602	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					868,713	12,487,400	0	26,431,599	26,975,739	48,666,860	15,223,422	107,074	18,336,450	32,028,294	4,463,900	307,471,088

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Proveedores	NOT				56,523,703	0										
TOTAL SUPPLIERS					56,523,703	0					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				15,519,393	0	0	0	0	0						
Otros Pasivos no Circulantes	NOT				0	0	0	909,806,830	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					15,519,393	0	0	909,806,830	0	0	0	0	0	0	0	0
GENERAL TOTAL					80,050,631	12,820,733	1,333,333	938,071,763	28,142,406	49,848,818	80,395,801	5,671,374	66,691,157	60,509,140	45,583,204	356,362,063

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	12.84890
(2) EUROS	EUR	17.06462
(3) JAPANESE YEN	JPY	0.15601
(4) SWISS FRANCS	CHF	14.15701
(5) STERLING POUND	GBP	20.46830
(6) PESOS		1.00000
(7) UDIS	UDI	4.75978

TYPE OF RATE

(7) FIXED RATE

(8) LIBOR RATE

(9) FLOATING RATE

NOTES

(10)	DISCOUNT RATE
(11)	TIIE RATE
(12)	CETES
(13)	FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	16,172,275	207,795,946	791,163	10,165,581	217,961,527
CURRENT	15,997,436	205,549,454	791,127	10,165,113	215,714,567
NON CURRENT	174,839	2,246,492	36	468	2,246,960
LIABILITIES POSITION	45,804,905	588,542,636	10,343,937	132,908,214	721,450,850
CURRENT	12,711,161	163,324,434	2,086,753	26,812,482	190,136,916
NON CURRENT	33,093,744	425,218,202	8,257,184	106,095,732	531,313,934
NET BALANCE	-29,632,630	-380,746,690	-9,552,774	-122,742,633	-503,489,323

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.8489
JAPANESE YENS	JPY	0.15601
STERLING POUNDS	GBP	20.4683
EUROS	EUR	17.06462
SWEDISH CROWN		
SWISS FRANC	CHF	14.15701
CANADIAN DOLLAR		12.85790

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE RESPECTIVE PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2012**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	162	20,253,042	100.00		CFE
DIESEL	388	44,674,124	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	304	16,363,232	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	726	78,906,013	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	70	8,191,604	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	60	9,407,830	100.00		ASA
OTHER REFINED PRODUCTS	78	3,951,990	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-482,786	0.00		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	353	1,737,568	85.00		
ETHANE DERIVATIVES (B)	343	4,905,824	46.00		
AROMATICS AND DERIVATIVES (C)	43	772,680	28.00		
PROPYLENES AND DERIVATIVES (D)	22	1,685,351	31.00		
OTHER PETROCHEMICALS (E)	397	1,187,949	0.00		
DRY GAS	3,301	12,003,817	0.00		(F)
SERVICES INCOME	0	1,675,315	0		
EXPORT INCOME					
CRUDE OIL(TBD)	1,235	163,587,162	0.00	(G)	(H)
REFINED PRODUCTS(TBD)	184	20,139,600	0		(I)
PETROCHEMICAL PRODUCTS (TT)	147	535,310	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
MARGINAL EFFECT OTC	0	21,829,849	0		
TOTAL	**7,813**	**411,325,474**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2012 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-MAR 2012): 76.6% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE THE REMAINING 23.4% WAS DISTRIBUTED AS FOLLOWS: 13.3% TO EUROPE, 2.9% TO THE REST OF THE AMERICAN CONTINENT AND 7.2% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX's PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FIRST QUARTER OF YEAR 2012 WAS 3.2%.
(I) PEMEX's PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2012**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulatory framework of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with internal procedures.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk takers and management. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemical's domestic sales of LPG have been subject to price controls imposed by the Mexican Government. This price control scheme fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, given that propane is the primary component of LPG. During 2010, 2011 and first quarter of 2012, we did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

PMI Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. PMI Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the portfolio value-at-risk in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not hedge the price risk associated with any of its crude oil production from 2007 to the first quarter of 2012.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding or expose us to foreign exchange risk. For non-U.S. dollar and peso issuances, since 1991, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which we swap into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, swiss franc, Japanese yen and pound sterling versus US dollar, and Mexican units of investment (UDIs) versus Mexican peso.

Interest Rate Risk

Given the debt profile described above, we are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. The main exposure observed is to U.S. dollar LIBOR interest rate and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, Petróleos Mexicanos has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. On occasion, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to PEMEX's operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. Moreover, we have entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting PEMEX's exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the specified thresholds were reached in seven and four cross-currency swaps used to hedge exposure to the euro and pound sterling, respectively. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark to market value to zero. During the first quarter of 2012, swaps entered into with this recouponing provision did not trigger.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol YPF through its affiliate PMI Holding B.V. In order to protect that investment, PMI Holding B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis and in accordance with International Financial Reporting Standards (IFRS). Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standard 7 as issued by the International Accounting Standards Board, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of March 31, 2012 and 2011, the net fair value of PEMEX's DFIs was Ps. 8,337,596 and Ps. 8,759,046, respectively. As of March 31, 2012 PEMEX did not have any DFIs designated as cash flow hedges. The net fair value of PEMEX's DFIs as of March 31, 2011 included (Ps. 493,888) related to the net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

For the period ended March 31, 2011, a net loss of Ps. 30,543 was reclassified from other comprehensive loss into the interest expense component of CFR. For the period ended March 31, 2012, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

For the periods ended March 31, 2012 and 2011, PEMEX recognized a net (loss) gain of (Ps. 734,602) and Ps. 5,983,871, respectively, in CFR with respect to DFIs treated as non-hedges.

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos as of March 30, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Interest Rate Swaps	Hedging	8,700,000	TIIE 28d = 4.7700%	TIIE 28d = 4.8035%	-515,161	-756,433	1,200,000	7,500,000	0	0	0	0	0
Currency Swaps	Hedging	112,148,969	MXN = 12.8489 1/EUR = 1.3343 1/GBP = 1.6008 JPY = 82.865 UDI = 4.7596 CHF = 0.9025 Exchange rates against US dollar.	MXN = 13.9904 1/EUR = 1.2961 1/GBP = 1.5543 JPY = 76.913 UDI = 4.6898 CHF = 0.9381 Exchange rates against US dollar.	2,446,076	1,790,526	726,600	18,167,318	9,776,148	1,057,851	662,502	81,758,551	0
Currency Swaps with credit linked options	Hedging	16,316,196	1/EUR = 1.3343 JPY = 82.865 Exchange rates against US dollar.	1/EUR = 1.2961 JPY = 76.913 Exchange rates against US dollar.	1,868,476	1,892,705	0	0	0	0	13,215,094	3,101,102	0

TABLE 1

Equity Derivatives

(in shares, except as noted, as of March 30, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 18.81 Euro share price.	Repsol YPF = 23.735 Euro share price.	2,790,922	1,502,483	29,021,773	29,658,026	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of March 30, 2012)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Long Swaps	Trading	23,857,040	2.33	3.25	-611,166	-605,139	19,170,436	4,148,254	279,150	145,200	114,000	0	
Short Swaps	Trading	-23,861,286	2.33	3.25	595,824	607,768	-19,172,682	-4,150,254	-279,150	-145,200	-114,000	0	
European Call Long	Trading	5,679,019	2.33	3.25	6,061	6,062	2,114,429	1,895,926	1,206,964	294,900	166,800	0	
European Call Short		-5,682,229			-6,034	-6,064	-2,118,629	-1,894,936	-1,206,964	-294,900	-166,800	0	

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(in thousands of pesos, except as noted, as of March 30, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (2)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Futures	Hedging	(3.4)	1.764	1.571	61,852	-112,897	(3.4)	0	0	0	0	0	0
Over The Counter Swaps	Hedging	(3.0)	1.450	1.381	7,829	-71,472	(3.0)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(1.0)	1.645	1.349	227,413	-23,473	(1.0)	0	0	0	0	0	0

(1) Net Position.

(2) The fair value of derivative financial instruments (DFI) traded in the over the counter market is associated to credit lines of counterparties with an excellent credit quality with whom PMI has established bilateral relations.

The listed DFI (swaps and futures) have an initial margin of Ps. 467,086,476.42

TABLE 1

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of March 30, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (Libor 1 Month)		Fair Value		Year of expected maturity date						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	74.1 MM USD	Libor 1M = 0.24175%	Libor 1M = 0.24778%	(46,804)	(49,548)	40,305	42,485	44,783	47,206	49,760	254,020	0
Over The Counter FX Forwards	Hedging	799 MM Euros	MXN/EUR = 17.06462	MXN/EUR = 18.1595	27,632	(277,370)	266.4 MM Euros	266.4 MM Euros	266.4 MM Euros	0	0	0	0
Equity Options	Trading	57.2 MM shares	Repsol YPF = 18.81 Euro share price.	Repsol YPF = 23.735 Euro share price.	982,345	61,998	19.07 MM shares	19.07 MM shares	19.07 MM shares	0	0	0	0

(1) The fair value of derivative financial instruments (DFI) traded in the over the counter market is associated to credit lines of counterparties with an excellent credit quality with whom PMI has established bilateral relations.

The information in these tables has been calculated using the exchange rates as of December 30, 2011 of Ps. 13.9904 = U.S. $1.00 and March 30, 2012 of Ps. 12.8489 = U.S. $1.00.

The information in these tables has been calculated using the exchange rates as of December 30, 2011 of Ps. 18.1595 = EUR $1.00 and March 30, 2012 of Ps. 17.06462 = EUR $1.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: July 25, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.